================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------
                                    FORM 11-K

(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934


                   For the fiscal year ended December 31, 1999


                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______

                         Commission File Number 1-11416

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Consumer Portfolio Services, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

================================================================================

                              REQUIRED INFORMATION

I.   Financial Statements.

     Financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.

II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                         Consumer Portfolio Services, Inc. 401(k)Plan

Date:  June 28, 2000     By: /s/ DORIS F. WARREN
                         Doris F. Warren
                         Member, Administrative Committee



                                      (i)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

            Index to Financial Statements and Supplemental Schedules

                                                                            Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits -                       2
December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Plan                       3
Benefits - Years ended December 31, 1999 and 1998

Notes to Financial Statements                                                4


                                    Schedules

1. Schedule of Assets Held for Investment                                   12
Purposes at End of Year

2. Schedule of Reportable Transactions                                      13



All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.




                                      (ii)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)








                                     (iii)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                            PAGE

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits -
December 31, 1999 and 1998                                                   2

Statements of Changes in Net Assets Available for Plan Benefits -
  Years ended December 31, 1999 and 1998                                     3

Notes to Financial Statements                                                4

SCHEDULES

1    Schedule of Assets Held for Investment Purposes at End of Year         12

2    Schedule of Reportable Transactions                                    13

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.





                                      (iv)

                          INDEPENDENT AUDITORS' REPORT

The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Orange County, California

June 23, 2000


                                       CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                                   Statements of Net Assets Available for Plan Benefits

                                                December 31, 1999 and 1998


                                                                                          1999                  1998
                                                                                   -------------------   -------------------
Investments, at fair value:
     Money market fund                                                             $       30,609        $       14,587
     Guaranteed investment contract                                                       160,752               209,836
     Mutual funds                                                                       2,193,697                     -
     Pooled separate accounts                                                                   -             1,605,032
     Consumer Portfolio Services, Inc. common stock                                       490,065               558,372
     Participant loans                                                                    132,842                91,537
                                                                                   -------------------   -------------------

                                                                                        3,007,965             2,479,364
                                                                                   -------------------   -------------------

Receivables:
     Employers' contributions                                                                   -                 4,303
     Employees' contributions                                                              30,107                     -
     Employees' individual rollover                                                             -                16,198
                                                                                   -------------------   -------------------

                                                                                           30,107                20,501
                                                                                   -------------------   -------------------

                 Net assets available for Plan benefits                         $       3,038,072             2,499,865
                                                                                   ===================   ===================


See accompanying notes to financial statements.


                                       CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                              Statements of Changes in Net Assets Available for Plan Benefits

                                          Years ended December 31, 1999 and 1998


                                                                                          1999                  1998
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
     Interest                                                                      $        7,589        $        8,731
     Dividends                                                                            171,583                     -
     Net depreciation in fair value of investments                                       (238,227)             (306,893)
                                                                                   -------------------   -------------------

                                                                                          (59,055)             (298,162)

     Less investment expenses                                                              (3,240)                    -
                                                                                   -------------------   -------------------

                                                                                          (62,295)             (298,162)

     Contributions:
        Employer                                                                          248,686               296,183
        Employees                                                                       1,009,390             1,044,497
        Employees' individual rollover                                                     21,033               143,839
                                                                                   -------------------   -------------------

                 Total additions                                                        1,216,814             1,186,357

Deductions from net assets attributed to - benefits paid to participants                  678,607               115,982
                                                                                   -------------------   -------------------

                 Net increase                                                             538,207             1,070,375

Net assets available for Plan benefits:
     Beginning of year                                                                  2,499,865             1,429,490
                                                                                   -------------------   -------------------

     End of year                                                                $       3,038,072             2,499,865
                                                                                   ===================   ===================


See accompanying notes to financial statements.

                                                           3

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (the Plan) was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. The Plan was further restated in April 1999 when the net assets available for Plan benefits were transferred as discussed below. The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    ADMINISTRATION OF THE PLAN

              The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the Board of Directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. Through March 31, 1999, the assets of the Plan were held in a nondiscretionary trust by Charles Schwab Trust Company (Trustee) and Aetna Life Insurance and Annuity Company (Insurance Company). On April 1, 1999 the net assets available for Plan benefits were transferred from the Trustee and Insurance Company to Prudential Investments Retirement Services (Prudential). The trusts are administered under an agreement which requires that the Trustee, Insurance Company and Prudential hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

       (c)    CONTRIBUTIONS

              All employees of the Plan Sponsor are eligible to participate in the Plan after they have completed 90 days of service. Each year participants may contribute up to 15% of their compensation. Contributions are subject to certain limitations as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

              Each quarter the Plan Sponsor may make a matching contribution equal to 100% of the participant's pretax contributions not to exceed $600 for the Plan year. Matching contributions shall be made in the form of the Plan Sponsor's common stock. During 1999, matching contributions were made in the first and second quarter of the Plan year.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures are reallocated to other Plan participants who contributed to the Plan in the Plan year of allocation. Reallocations shall be made on a pro rata basis, based on each participant's pretax contributions for the Plan year. For the year ended December 31, 1999 and 1998, participant forfeitures totaled $30,609 and $27,567, respectively.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       (e)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

       (f)    INVESTMENT OPTIONS

              On April 1, 1999 the net assets available for Plan benefits were transferred from the Trustee and Insurance Company to Prudential. Contributions may be invested at the participant's direction into the following options as of April 1, 1999 with Prudential:

              CPS Stock Fund - The investment allows Plan participants to invest in company stock

              Fidelity Advisor Growth Opportunities Fund - The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed income securities. The fund may invest without limit in foreign securities.

              Franklin US Government Securities Fund - The fund invests in US government obligations such as US Treasury Securities and obligations issued by instrumentalities of the US government, especially obligations of the Government National Mortgage Association.

              MFS Capital Opportunities Fund - The fund invests primarily in common stocks. It may also hold fixed income securities, but it may not invest more than 25% of assets in debt rated below BBB. The fund may invest up to 50% of assets in foreign securities that are not traded on a US exchange, including emerging markets issues; it may also invest in American Deposit Receipts.

              MFS Total Return Fund - The fund generally maintains 40% to 75% of assets in equity securities. It typically invests that balance in debt securities, including up to 20% of assets in debt rated below BBB. The fund may invest in foreign securities, including Brady Bonds.

              PIMCO Growth Fund - The fund invests primarily in common stocks but it may also invest in convertible securities, US government debt, preferred stocks and money market instruments. It may invest without limit in foreign securities traded on domestic exchanges, and up to 15% of assets in foreign securities traded principally outside the US.

              Prudential Guaranteed Interest Account - The goal of the Guaranteed Interest Account is to provide stable, competitive interest rates based on current market conditions.

              Prudential High Yield Fund - The fund normally invests at least 80% of assets in fixed income securities rated below A, but no lower than B. The average weighted maturity generally ranges between 7 and 12 years. The fund may invest up to 20% of assets in US dollar denominated foreign debt securities and up to 10% of assets in foreign currency denominated debts securities.

              Prudential Stock Index Fund - The fund seeks to replicate the performance of the S&P 500 stock index.

              Prudential Utility Fund - Seeks current income and capital appreciation through investment in Utility company stocks, including electric, gas, telephone and cable companies.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

              Prudential Global Growth Fund - Seeks long-term capital appreciation with income as a secondary objective. The fund invests primarily in domestic and foreign common stocks. The fund typically maintains investments in at least four countries, including the United States, but may invest up to 65% of assets in any one country.

       (g)    PARTICIPANTS LOANS

              Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of the participants vested account balance. Principal and interest are paid ratably through payroll deductions.

       (h)    PAYMENTS OF BENEFITS

              Upon termination of service, a participant may elect to receive either a single sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy.

       (i)    PLAN TERMINATION

              Although they have not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Publicly traded securities are carried at fair value based on the published market quotations. The pooled separate account reflects amounts which have been deposited with Aetna Life Insurance and Annuity Company for which the carrying value of the investments are adjusted to market value based upon quoted prices determined by Aetna Life Insurance and Annuity Company at the end of each year, and the investment return is reflected in the ending balance of the investment. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The guaranteed investment contract is valued at fair value adjusted for changes in investment value plus credited interest. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       (c)    ADMINISTRATIVE EXPENSES

              All administrative costs of the Plan are paid by the Plan Sponsor.

       (d)    USE OF ESTIMATES

              The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       (e)    BENEFITS DUE TO TERMINATED PARTICIPANTS

              Fund balances for employees that have been terminated but have yet to be paid have been included in net assets available for plan benefits. They will be reflected in the statements of changes in net assets available for plan benefits when actually paid. At December 31, 1999 and 1998, the amount due to terminated employees is $649,613 and $211,364, respectively.

       (f)    NEW ACCOUNTING PRONOUNCEMENTS

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified with the current year's presentation.

(3)    INVESTMENTS

       In accordance with the terms of the Plan Document and determined by the Plan Administrator, the Plan offers 11 investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

       Participant loans are included in the statements of net assets available for Plan benefits at their outstanding balances, which approximates fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates of 9.75% - 10.50%, with final payments due between January 2000 and September 2013, and are secured by the participants' vested account balances.

       The fair value of investments that represent 5% or more of the Plan's net assets consisted of:

                                    INVESTMENT                               1999                   1998
      --------------------------------------------------------------  --------------------   --------------------
      CPS Stock Fund - participant directed                           $        308,910                346,021
      CPS Stock Fund - nonparticipant directed                                 181,155                226,938
      Fidelity Advisor Growth Opportunities Fund                               474,744                     --
      Franklin US Government Securities Fund                                   207,781                     --
      MFS Capital Opportunities Fund                                           334,254                     --
      MFS Total Return Fund                                                    160,986                     --
      PIMCO Growth Fund                                                        220,835                     --
      Prudential Stock Index Fund                                              597,154                     --
      Prudential Global Growth Fund                                            167,856                     --
      Prudential Guaranteed Interest Account                                   160,752                     --
      Aetna Growth and Income VP, formerly Aetna Variable Fund                      --                264,217
      Aetna Balanced VP, formerly Aetna Investment Advisers Fund                    --                176,910
      Aetna Fixed Account                                                           --                209,836
      Portfolio Partners MFS Emerging Equities Portfolio                            --                269,277
      Fidelity VIP Growth Portfolio                                                 --                365,402
      Fidelity VIP Equity-Income Portfolio                                          --                190,224
                                                                      --------------------   --------------------

                                                                      $      2,814,427              2,048,825
                                                                      ====================   ====================

                                       7

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    RELATED PARTY TRANSACTIONS

       Certain Plan investments through March 31, 1999 were units of a Variable Annuity Account managed by Aeltus Investment Management, Inc., an affiliate of Aetna Life Insurance and Annuity Company. Aetna Life Insurance and Annuity Company is defined as an insurance company by ERISA
       Section 403(b). From April 1, 1999 certain Plan investments are shares of mutual funds managed by Prudential Investments Fund Management, an affiliate of Prudential Investments Retirement Services. Therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid out of Plan assets. In addition, the Plan held 290,409 and 144,096 shares of common stock of Consumer Portfolio Services, Inc. at December 31, 1999 and 1998, respectively.

(6)    NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

       Included in net depreciation in fair value of investments is $423,925 and $530,328 of depreciation relating to the nonparticipant and participant directed CPS Stock Fund for the years ended December 31, 1999 and 1998, respectively. The plan held 290,409 and 144,096 shares of CPS common stock which had a market value of approximately $1.68 and $3.88 per share at December 31, 1999 and 1998, respectively.

(7)    LIQUIDITY OF THE PLAN SPONSOR

       The Plan Sponsor's business requires substantial cash to support its operating activities. The Plan Sponsor's primary sources of cash from operating activities have been proceeds from the sales of contracts, amounts borrowed under its various warehouse lines, servicing fees on portfolios of contracts previously sold, proceeds from the sales of contracts, customer payments of principal and interest on contracts held for sale, fees for origination of contracts and releases of cash from spread accounts. The Plan Sponsor's primary uses of cash have been the purchases of contracts, repayment of amounts borrowed under its warehouse lines and otherwise, operating expenses such as employee, interest and occupancy, expenses, the establishment of and further contributions to spread accounts and income taxes. As a result, the Plan Sponsor has been dependent on its warehouse lines of credit to purchase contracts, and on the availability of capital from the outside sources in order to finance its continued operations, and to fund the portion of contract purchase prices not borrowed under warehouse lines of credit. The Plan Sponsor is not presently party to any warehouse line of credit, and did not receive any material releases of cash from spread accounts from June 1998 through October 1999. The inability to borrow and the lack of cash releases resulted in a liquidity deficiency, which has been progressively alleviated since the recommencement of releases of cash from spread accounts began in November 1999.

       The Plan Sponsor had maintained its contract purchasing program in the absence of any warehouse line of credit by entering into flow purchase arrangements. Flow purchases allow the Plan Sponsor to purchase contracts while maintaining only an immaterial level of contracts held for sale. The Plan Sponsor's revenues from flow purchase of contracts, however, are materially less than may be received by holding contracts to maturity or be selling contracts in securitization transactions.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       Net cash provided by operating activities was $170,000 during the year ended December 31, 1999, compared to net cash used in operating activities of $71.1 million for the year ended December 31, 1998. Net cash released from trusts was $9.7 million as compared to net cash deposited into Trusts of $83.5 million for the year ended December 31, 1998.

       During the year ended December 31, 1999, the Plan Sponsor did not complete a securitization transaction, and therefore, did not use any cash for initial deposits to spread accounts, compared to $45.6 million used during the year ended December 31, 1998. Cash used for subsequent deposits to spread accounts for the year ended December 31, 1999, was $18.4 million, a decrease of $35.7 million, or 66.1%, from cash used for subsequent deposits to spread accounts in the year ended December 31, 1998. Cash released from spread accounts for the year ended December 31, 1999, was $28.0 million, an increase of $11.9 million, or 73.9%, from cash released from spread accounts in the year ended December 31, 1998. Changes in deposits to and releases from spread accounts are affected by the relative size, seasoning and performance of the various pools of sold contracts that make up the Plan Sponsor's servicing portfolio.

       Beginning in June 1998, the Plan Sponsor's liquidity was adversely affected by the absence of releases from spread accounts. Such releases did not occur because a number of the trusts had incurred cumulative net losses as a percentage of the original contract balance or average delinquency ratios in excess of the predetermined levels specified in the respective servicing agreements. Accordingly, pursuant to the servicing agreements, the specified levels applicable to the Plan Sponsor's spread accounts were increased in most cases to an unlimited amount. Due to cross collateralization provisions of the servicing agreements, the specified levels have been increased on 16 of the Plan Sponsor's 18 remaining trusts. Until the November 1999 effectiveness of an amendment to the servicing agreement, described below, no material releases from any the spread accounts were available to the Plan Sponsor. Upon effectiveness of that amendment, the requisite spread account levels in general have been set at 21% of the outstanding principal balance of the certificates issued by the related trusts, with higher percentages applicable to those trusts that have amortized to the point that "floor" or minimum levels of credit enhancement are applicable.

       In addition to requiring higher spread account levels, the servicing agreements provide the certificate insurer with certain other rights and remedies, some of which have been waived on a monthly basis by the certificate insurer with respect to all of the trusts. Increased specified levels for the spread accounts have been in effect from time to time in the past. As a result of the increased spread account specified levels and cross collateralization provisions, excess cash flows that would otherwise have been released to the Plan Sponsor instead were retained in the spread accounts to bring the balance of those spread accounts up to higher levels. As a result of the increased specified levels applicable to the spread accounts, approximately $39.1 million of cash that would otherwise have been available to the Plan Sponsor had been delayed and retained in the spread accounts as of December 31, 1999. A portion of such cash was subsequently released to the Plan Sponsor as discussed below.

       The acquisition of contracts for subsequent sale in securitization transactions, and the need to fund spread accounts when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of Plan Sponsor's contract purchases (other than flow purchases), the required level of initial credit enhancement in securitizations, and the extent to which the spread accounts with release cash to the Plan Sponsor or capture cash from collections on sold contracts. As noted above, the absence of any significant releases of cash from spread accounts since June 1998 had materially impaired the Plan Sponsor's ability to meet such capital requirements. To reduce its capital requirements and to meet those requirements, the Plan Sponsor in November 1998 began to implement a three-part plan: the plan includes (i) issuance of debt and equity securities, (ii) agreements with the certificate insurer to reduce the level of initial spread account deposits, and to reduce the maximum levels of the spread accounts, and (iii) a reduction in the rate of contract purchases.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       As the first step in the plan, the Plan Sponsor in November 1998 and April 1999 issued $25.0 million and $5.0 million, respectively, of subordinated promissory notes (collectively, the LLCP Notes), to Levine Leichtman Capital Partners, L.P. (LLCP). The LLCP Notes are due in 2004, and bear interest at the rate of 14.5% per annum. Net proceeds received from the issuances were approximately $28.5 million. In conjunction with the LLCP Notes, the Plan Sponsor issued warrants to purchase up to 4,450,000 share of common stock at $0.01 per share, 3,115,000 and 1,334,000 of which were exercised in April 1999 and May 1999, respectively. The effective cost of this new capital represents a material increase in the cost of capital to the Plan Sponsor. As part of the agreements for issuance of the LLCP Notes, Stanwich Financial Services Corp. (SFSC) agreed to purchase an additional $15.0 million notes (at least $7.5 million by July 31, 1999, and the remainder by August 31, 1999), the Plan Sponsor agreed to sell such notes. The chairman and the president of the Plan Sponsor are the principal shareholders of SFSC, and the Plan Sponsor chairman is the chief executive officer of SFSC. The terms of these transactions were subsequently modified in March 2000.

       Also in November 1998, as the second step in its plan, the Plan Sponsor reached an agreement with the certificate insurer regarding initial cash deposits. In this agreement, the certificate insurer committed to insure asset-based securities issued by the trusts with respect to at least $560.0 million of contracts, while requiring an initial cash deposit of 3% of principal. Of the $560.0 million committed, $310.0 million was used in the Plan Sponsor's December 1998 securitization transaction. The Plan Sponsor agreement with the certificate insurer also required that the Plan Sponsor issue to the certificate insurer or its designee, warrants to purchase 2,525,114 shares of the Plan Sponsor's common stock at $3.00 per share, exercisable through the fifth anniversary of the warrants' issuance. The exercise price of the warrants is subject to certain anti-dilution adjustments.

       The amendment agreement mentioned above (the Amendment) fixes the amount of cash to be retained in the spread accounts for 16 of the Plan Sponsor's 18 remaining securitization trusts. The amended level is 21% of the outstanding principal balance of the certificates issued by such trusts, computed on a pool by pool basis. The 21% level is subject to adjustment to reflect over collateralization. Older trusts may require more than 21% of credit if the certificate balance has amortized to such a level that "floor" or minimum levels of credit enhancement are applicable.

       In the event of certain defaults by the Plan Sponsor, the specified level applicable to such spread accounts could increase to an unlimited amount, but such defaults are narrowly defined, and the Plan Sponsor does not anticipate suffering such defaults. The Amendment by its terms is applicable from September 1999 onward, and on November 3, 1999, the necessary signatures and conditions were satisfied to make the Amendment effective. The Plan Sponsor on November 4, 1999, received its first material release of cash from the securitized portfolio pursuant to the terms of the Amendment. The releases of cash are expected to continue and to vary in amount from month to month. There can be no assurance that such releases of cash will continue in the future.

       As a third part of its plan, the Plan Sponsor reduced its planned level of contract purchases initially to not more than $200.0 million per quarter beginning November 1998. In the first quarter of 1999, the Plan Sponsor purchased $158.2 million of contracts. During the second quarter of 1999, the Plan Sponsor purchased $59.3 million of contracts, of which $34.0 million was on a flow basis, as discussed below. During the third quarter of 1999, the Plan Sponsor purchased $89.6 million in contracts, all of which was a flow basis. During the fourth quarter of 1999, the Plan Sponsor purchased $117.6 million of contracts, all of which was on a flow basis. The Plan Sponsor expects to purchase contracts only on a flow basis in the future until the Plan Sponsor is able to identify appropriate sources of capital to acquire and hold contracts for the Plan Sponsor's own account. The reduction in the amount of contracts purchased for the Plan Sponsor's own account has materially reduced the Plan Sponsor's capital requirements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       Since late May 1999, the Plan Sponsor has purchased contracts from dealers without use of warehouse lines of credit, in "flow purchase" arrangements with third parties. Under the flow purchase arrangements, the Plan Sponsor purchases contracts from dealers and sells such contracts outright to the third party.

       Purchase of contracts on a flow basis, as compared with purchase of contracts for the Plan Sponsor's own account, has materially reduced the Plan Sponsor's cash requirements. The Plan Sponsor's plan for meeting its liquidity needs is (1) to increase the quantity of contracts that it purchases and sells on a flow basis, thus increasing the fees that it receives in connection with such purchases and sales, and (2) to continue to receive releases of cash from its spread accounts, pursuant to the Amendment, which became effective on November 3, 1999. There can be no assurance that this plan will be successful.

       During the second and third quarters of 1999, the Plan Sponsor sold, on a servicing released basis, $318.0 million of its contracts held for sale. The remaining contracts held for sale represent contracts that did not meet the criteria for the various sales occurring in the second and third quarters. The Plan Sponsor's ability to increase the quantity of contracts that it purchases and sells on a flow basis will be subject to general competitive conditions and other factors. Although the Plan Sponsor has continued to increase the amount of contracts purchased and sold on a flow basis, there can be no assurance that the current level of flow production can be maintained or increased. Obtaining releases of cash from the spread accounts is dependent on collections from the related trusts generating sufficient cash in excess of the amended specified levels. There can be no assurance that collections from the related trusts will generate cash in excess of the amended specified levels.


                                                                                                                 Schedule 1
                                       CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                              Schedule of Assets Held for Investment Purposes at End of Year

                                                     December 31, 1999


                                                Description of investment including
        Identity of issuer, borrower,            maturity date, rate of interest,
           lessor or similar party               collateral, par or maturity value              Cost       Current value
    --------------------------------------  --------------------------------------------   ------------   ---------------
*   Consumer Portfolio Services, Inc.     + 290,409 shares common stock                    $   662,388          490,065

*   Prudential Investments                  Prudential Guaranteed Interest Account,
                                            156,525 units                                                       160,752

*   Prudential Investments                  Franklin US Government Securities Fund,
                                            31,819 units                                                        207,781

*   Prudential Investments                  Fidelity Advisors Growth Opportunities Fund
                                            10,175 units                                                        474,744

*   Prudential Investments                  MFS Capital Opportunities Fund, 15,909 units                        334,254

*   Prudential Investments                  MFS Total Return Fund, 11,598 units                                 160,986

*   Prudential Investments                  PIMCO Growth Fund, 5,754 units                                      220,835

*   Prudential Investments                  Prudential High Yield Fund, 1,703 units                              12,567

*   Prudential Investments                  Prudential Stock Index Fund, 18,346 units                           597,154

*   Prudential Investments                  Prudential Utility Fund, 1,586 units                                 17,520

*   Prudential Investments                  Prudential Global Growth Fund, 6,908 units                          167,856

*   Prudential Investments                  Prudential Government Securities Money
                                            Market, 30,609 units                                                 30,609

*   Participant loans                       Participant loans; interest rate between
                                               9.75% and 10.50%; maturing between
                                               January 2000 and September 2013                                  132,842
                                                                                                          ---------------

                                                                                                          $   3,007,965
                                                                                                          ===============

*   Denotes a party in interest.
+   Includes both participant and nonparticipant directed investments.

See accompanying independent auditors' report.


                                                                                                                Schedule 2
                                                            CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                                                                 Schedule of Reportable Transactions

                                                                    Year ended December 31, 1999


                                                                                                  Selling/
           Identity of party                       Description                       Purchase    redemption
                involved                            Net gain                           price        price     Lease rental
   -----------------------------------  ----------------------------------          -----------  -----------  ------------
*  Consumer Portfolio Services, Inc.    + CPS Stock Fund series of 64 purchases     $  772,470            -            -

*  Consumer Portfolio Services, Inc.    + CPS Stock Fund series of 79 sales                  -      101,146            -

*  Schwab Advantage Money Market Fund   + Money market fund series of 24 purchases     367,752            -            -

*  Schwab Advantage Money Market Fund   + Money market fund series of 21 sales               -      480,425            -
                                                                                    ===========  ===========  ============

Table continued below


                                                                     Current value
                                         Expense                      of asset on
           Identity of party           incurred with                  transaction
                involved                transaction   Cost of asset      date       Net gain (loss)
-------------------------------------  -------------  -------------  ------------   ---------------
* Consumer Portfolio Services, Inc.               -              -       772,470                -

* Consumer Portfolio Services, Inc.              20        171,109             -          (69,963)

* Schwab Advantage Money Market Fund              -              -       367,752                -

* Schwab Advantage Money Market Fund              -        480,425             -                -
                                       =============  =============  ============  ================

* Denotes a party-in-interest.
+ Includes both participant and non-participant directed investments.


See accompanying independent auditors' report.